UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

March 9th, 2006

Bovespa: CPFE3 R$ 31.25 / share
NYSE: CPL US$ 43.20 / ADR (1 ADR = 3 shares)
Total Shares = 479.8 million
Market Value: R$ 15.0 billion
Closing Price: 03/07/2006

Portuguese Teleconference with Simultaneous Translation into English

Bilingual Q&A

Thursday, March 9, 2006
Time: 4:00 PM (SP), 2:00 PM (US-ET)

Portuguese: (11) 2101-1490
English: (1-973) 935-2403

Code: CPFL or 7072291
*Webcast: http://ri.cpfl.com.br

CPFL ENERGIA ANNOUNCES NET INCOME OF R$ 1.021 BILLION IN 2005

São Paulo, March 9, 2006 – CPFL Energia S.A. (Bovespa: CPFE3 and NYSE: CPL), announces its 4Q05 and 2005 year results. The financial and operational results presented herein are in accordance to the Brazilian Corporate Law and consolidated basis, unless otherwise indicated. Comparison refers to the 4Q04 and the 2004 financial year, unless otherwise indicated.

2005 HIGHLIGHTS
  Net income of R$ 1.021 billion in 2005 and R$ 380.7 million for the 4Q05, an increase of 266.2% and 137.8%, respectively.

  Gross revenue of R$ 10.9 billion in 2005 and R$ 2.9 billion for the 4Q05, an increase of 14.2% and 13.3%, respectively.

  EBITDA(1) of R$ 2.120 billion in 2005 and R$ 488.6 million for the 4Q05, showing an increase of 26.1% and a decrease of 5.1%, respectively.

  Increase in sales by the Commercialization company to the free market of 113.8% in 2005 and 113.6% in the 4Q05.

  The start up of Barra Grande Power Plant and the acquisition of 4 PCH’s (Small Hydroelectric Plants).

  Increase in the free float of the company from 15.7% to 17.8%

  Listing on indexes IBX-100, IEE and ISE – Bovespa, and on Dow Jones Brazil Titans Index 20 ADR – NYSE.

(1) EBITDA is calculated from the sum of net income, taxes, financial results, depreciation/amortization and private pension plans, besides adjustments referring to extraordinary items and non-recourse transactions.

PERFORMANCE OF ON SHARES / ADR’s OVER 4Q05 AND 2005

The performance of CPFL Energia ON shares traded on Bovespa, displayed variations above the main comparative indexes, i.e. “Ibovespa” and “IEE”, both for the 4Q05 and over the year 2005. ADR’s, traded on the New York Stock Exchange performed similarly, outdoing the principal comparative indexes.

CPFL Stocks x Main Comparative Indexes

BOVESPA			NYSE

	%Change			%Change
	4Q05	2005		4Q05	2005

CPFE3	18.1	64.8	CPL	9.4	85.5
IBOV	5.9	27.7	DJIA	1.4	(0.6)
IEE	4.7	42.9	DJBR20	2.9	47.5

Sources: Broadcast / Economática

Obs: Variations income adjusted

In 2005, CPFL Energia shares were integrated into important reference indexes for Brazilian shares traded on the national and international markets, including the main indexes relating to best practices of differentiated corporate governance.

•	BOVESPA:

	•	ISE – Corporate Sustainability Index – December/05;

	•	IBrX – Brazil Index (IBX-100) – September/05;

	•	IEE – Electric Power Index – September/05;

	•	ITAG – Share Index with Differentiated Tag-Along Rights – 1st half-year/05;

	•	IGC – Differentiated Corporate Governance Share Index – 1st half-year/05.

•	NYSE:

	•	DJBr20 - Dow Jones Brazil Titans Index 20 ADR – 1st half-year/05.

CORPORATE STRUCTURE AND ACQUISITIONS

CPFL Energia is a holding company which depends directly on the results of its subsidiary companies, CPFL Paulista (100%), CPFL Geração (100%) e CPFL Brasil (100%).

Change in Shareholders Structure

Listed below are the main corporate events of 2005 which determined the variation of the CPFL Energia free float over the last 12 months:

o	Partial IFC loan subscription (1st installment) in the amount of US$ 10 million: free float reaches 15.92%;

o	Migration of minority shareholders of CPFL Geração: free float reaches 16.04%;

o	Subscription of balance of IFC loan in the amount of US$ 30 million: free float reaches 16.80%;

o	Migration of CPFL Paulista and CPFL Piratininga minority shareholders: free float reaches 17.75%.

At the time of the IPO, CPFL Energia had 3.1 thousand shareholders listed on the Bovespa. Today, after the migration of the minority shareholders from CPFL Paulista and CPFL Piratininga the company has 64.0 thousand (1) new shareholders.

(1) The number of shareholders was computed from CPF and CNPJ (individuals and companies)

Acquisitions in 2005

  Acquisition by CPFL Brasil of Clion Assessoria e Comercialização de Energia Ltda. and Sul Geradora Participações:

In January 2005 CPFL Brasil acquired 100% of Clion stock and in September acquired 67.23% of Sul Geradora stock, in order to comply with ANEEL Resolution nº 166, which determined the elimination of any RGE participation in company stock.

  Acquisition of 4 PCH’s by CPFL Geração:

Through CPFL Sul Centrais Elétricas CPFL Geração acquired the PCH Guaporé, PCH Andorinhas, PCH Pirapó and the PCH Saltinho plants, all owned by RGE. The acquisition was approved by ANEEL in November 2005. This acquisition will add an average of 1.1 MW of secured power.

DIVIDENDS AND INTEREST ON CAPITAL

The CPFL Energia policy on dividend payment stipulates that a minimum of 50% of adjusted net earnings be distributed on a half-yearly basis.

CPFL Energia will pay dividends totaling R$ 899.1 million with reference to the year 2005, considering that R$ 400.6 million refers to 1H05 and R$ 498.5 million refers to 2H05.

TYPE OF PAYMENT	TERM OF REFERENCE	AMOUNT (R$ milions)	DATE OF PAYMENT

Interest on own capital (*)	1H05	76.9	September/2005
Dividends	1H05	323.7	September/2005
Interest on own capital (*)	2H05	109.3	Aproved, to be defined
Dividends	2H05	389.2	Aproved, to be defined

TOTAL		899.1

(*) Subject to prepaid income tax.

The practice of dividend payment over the past 2 years reached 95% of adjusted net earnings, which not only surpassed the company dividend policy but also achieved a dividend yield of 6.75% for the1H05 and 9.47% for the 2H05.

(1) Consider half-year dividend compared to the average share quotation at the close of the half-year – sum last 2 half-years

PRINCIPAL ECONOMIC AND FINANCIAL DATA - BY BUSINESS SEGMENTS AND CONSOLIDATED

Comparison 4Q05 vs. 4Q04

ECONOMIC-FINANCIAL DATA	DISTRIBUTION			COMMERCIALIZATION			GENERATION

R$ (thousand)	4Q05	4Q04	Var.%	4Q05	4Q04	Var.%	4Q05	4Q04	Var.%

Gross Revenue	2,657,302	2,411,066	10.2	407,193	243,289	67.4	116,101	87,323	33.0
Net Revenue	1,866,571	1,706,575	9.4	351,811	210,830	66.9	104,429	83,375	25.3
Income from Electric Utility Services (EBIT)	260,638	397,894	(34.5)	60,926	38,493	58.3	77,088	66,821	15.4
EBITDA	352,872	427,534	(17.5)	60,957	38,514	58.3	86,664	74,145	16.9
Net Income	254,652	219,722	15.9	41,466	25,693	61.4	30,107	18,741	60.6
Total Assets	9,014,873	8,779,095	2.7	240,259	153,743	56.3	2,880,195	2,492,906	15.5
Shareholders´ Equity	1,869,332	1,813,929	3.1	548	4	13,600.0	1,106,328	1,044,401	5.9

Comparison 2005 vs. 2004

ECONOMIC-FINANCIAL DATA	DISTRIBUTION			COMMERCIALIZATION			GENERATION

R$ (thousand)	2005	2004	Var.%	2005	2004	Var.%	2005	2004	Var.%

Gross Revenue	10,100,690	9,066,637	11.4	1,419,805	892,569	59.1	435,907	330,618	31.8
Net Revenue	7,070,385	6,313,083	12.0	1,227,428	782,655	56.8	393,442	313,169	25.6
Income from Electric Utility Services (EBIT)	1,234,829	897,323	37.6	224,636	152,229	47.6	310,023	250,544	23.7
EBITDA	1,595,131	1,294,677	23.2	224,736	152,309	47.6	345,066	282,202	22.3
Net Income	755,819	323,050	134.0	153,791	101,716	51.2	117,190	71,053	64.9
Total Asets	9,014,873	8,779,095	2.7	240,259	153,743	56.3	2,880,195	2,492,906	15.5
Shareholders´ Equity	1,869,332	1,813,929	3.1	548	4	13,600.0	1,106,328	1,044,401	5.9

ENERGY MARKET

The energy sold by the CPFL group through the distribution and commercialization segments to the end-customer totaled 10,150 GWh for the 4Q05 and 38,357 GWh over 2005, representing respective increases of 5.8% and 4.7% . Largely responsible for this growth are the residential and commercial classes with respective increases of 6.1% and 6.0 % in 4Q05 and 5.8% and 7.8% in 2005, owing to improvements in employment levels and earning power and to higher seasonal temperatures.

Energy Sales Evolution

CPFL ENERGIA CONSOLIDATED - GWh (*)	4Q05	4Q04	Var.%	2005	2004	Var.%

Residential	2,242	2,114	6.1	8,783	8,302	5.8
Industrial	4,276	4,705	(9.1)	16,995	17,897	(5.0)
Commercial	1,386	1,308	6.0	5,329	4,936	7.8
Rural	469	439	6.8	1,730	1,619	6.9
Others	848	815	4.0	3,323	3,200	3.8
Bi-lateral contracts	929	213	335.9	2,197	693	217.0

TOTAL	10,150	9,594	5.8	38,357	36,647	4.7

(*) Excludes transactions between group companies, CCEE and generation sales

Owing to the evolution of verified sales over the period, the customer mix of the consolidated group was subjected to alterations, including in the decrease in the participation of the industrial class from 49.8% in 2004 to 47.0% in 2005, resulting in the increase of the other classes.

It should be emphasized that the demand from the concession area (load) for the CPFL Group distributors presented growth of 2.1% for the 4Q05 and 4.6% in 2005, which surpassed the São Paulo State average of 3.8% in 2005.

CPFL Brasil played an important role in energy sales, especially to the free market which totaled 2,222 GWh for the 4Q05 and 6,862 GWh in 2005, to the free market; growth of 113.6% and 113.8%, respectively.

ECONOMIC AND FINANCIAL PERFORMANCE

Gross Revenue

Gross operating revenue for the 4Q05 was R$ 2.9 billion and R$ 10.9 billion over 2005, representing growth of 13.3% and 14.2% respectively.

The main contributing factors for this growth at CPFL Energia and its subsidiaries were:

i.	The increase in consolidated sales by the group of 5.8% in 4Q05 and 4.7% in 2005;

ii.	Tariff readjustments and revisions by the distributors CPFL Paulista and RGE in April 2005 and CPFL Piratininga in October 2005, of 17,74%(1), 21,93% and 1,54%(2);

iii.	The increase of 108.2% for the 4Q05 and 118.0% in 2005 in TUSD revenues;

iv.	The positive performance of the Commercialization company achieving growth of 113.5% in the 4Q05 and 113.8% in 2005, in sales to the free market;

v.	The generation tariff adjustments of 11.12% applied to bilateral contracts between CPFL Paulista and CPFL Centrais Elétricas, in April 2005, and 12.42% for the contract between SEMESA and FURNAS in January 2005;

vi.	The operational start-up of the Monte Claro and Barra Grande hydroelectric plants, with the added capacity of 153 GWh in the 4Q05 and 406 GWh in 2005.

(1)	In july/05 ANEEL acknowledged the right to an additional 1.01% on the IRT

(2)	Already excluding PIS/COFINS

Cost of Energy Service

The cost of electric energy service which is comprised of (i) cost of purchased energy and (ii) overheads for the use of the system, totaled R$ 990.6 million for the 4Q05 and R$ 3.932 billion in 2005, representing increases of 2.7% e 3.4% respectively. The main variations for the 4Q05 and for the year 2005 are listed below:

i.	The total cost of energy purchased in the 4Q05 was R$ 802.6 million and over the year 2005 was R$ 3.175 billion, which corresponds to an increase of 4.1% and 1.6% respectively. This was due to the increased quantity of energy acquired, which was 2.7% in the 4Q05 and 4.5% in 2005

ii.	Overheads for the use of the transmission and distribution system in the 4Q05 dropped 3.1%, yet over the year 2005 showed an increase of 11.6%, totaling R$ 187.9 million for the 4Q05 and R$ 757.2 million in 2005. The cost reduction for the last quarter is partially due to the change in the methodology of charging for use and the connection to the basic grid as determined by ANEEL.

Costs and Operating Expenses

Costs and operating expenses for the 4Q05 registered R$ 674.7 million and R$ 2.047 billion for the year 2005, respective increases of 79.8% and 23.0% . The principal contributing factors to these variations can be examined in the table below:

  Manageable costs – Personnel, Material, Outsourced Services and Others.

Manageable costs reached R$ 237.2 million for the 4Q05 and R$ 837.2 million in 2005, representing respective increases of 10.5% and de 6.1% .

These variations, which were inferior to revenue growth, were the result of the continuity of the cost control program, management of expenses and the harnessing of operational synergies within the group companies.

MANAGEABLE COSTS - R$ (thousand)	4Q05	4Q04	Var.%	2005	2004	Var.%

Personnel	82,640	72,269	14.4	315,764	293,252	7.7
Material	13,500	16,594	(18.6)	49,196	44,956	9.4
Outsourced Services	77,441	75,090	3.1	260,257	241,848	7.6
Others (*)	63,618	50,647	25.6	211,994	209,356	1.3

TOTAL	237,199	214,600	10.5	837,211	789,412	6.1

(*) Excludes the effects of the Energy Efficiency Program and R&D, losses resulting RTE and Free Energy as registered in 4Q05

• Private Pension Fund

Costs and expenses relating to the private pension fund in the 4Q05 were R$ 22.4 million and over the year 2005 totaled R$ 89.6 million, an increase of 143.9% for the 4T05 and a reduction of 40.7% for 2005.

The reduction over 2005 reflects the actuarial calculation adjustment based on premise revisions, such as mortality tables and the effect of raised income expectation on plan assets, which occurred after 4Q04.

However, the increase observed in 4Q05 was a result of the significant reduction registered in the 4Q04 owing to the acknowledgment of these due adjustments at the time, which refer to the year 2004.

Additionally, in accordance with instruction CVM 371 of 2001, there is a further extraordinary expenditure of R$ 8.1 million for 4T05 and R$ 32.6 million over 2005. This item corresponds to an actuarial accounting deficit prior to the year 2001, which will be accounted over a period of 5 years starting in 2002.

The Private Pension Fund total cost, i.e., costs and operating expenses together with the extraordinary item amounted to R$ 34.7 million for the 4Q05 and R$ 138.9 million over 2005, representing an increase of 49.6% in the 4Q05, owing to the adjustments mentioned above, and an overall reduction of 31.3% in 2005.

PRIVATE PENSION FUND COSTS / EXPENSES R$ (thousand)	4Q05	4Q04	Var.%	2005	2004	Var.%

Operational Costs	23,837	10,988	116.9	90,362	148,428	(39.1)
General Administrative Expenses	(1,427)	(1,801)	(20.8)	(725)	2,743	(126.4)
Extraordinary Item Net of Tax Effects	8,139	9,258	(12.1)	32,559	33,655	(3.3)
Taxation on Extraordinary Item (Instruction CVM nº 371/2000)	4,183	4,771	(12.3)	16,729	17,339	(3.5)

TOTAL	34,732	23,216	49.6	138,925	202,165	(31.3)

  Incorporated Goodwill Amortization

This item totaled R$ 2.0 million in the 4Q05 and R$ 8.1 million in 2005, presenting a reduction of 104.2% and 23% respectively, which contributed in maintaining operational expenses at lower levels than those registered in the 4T04 and in 2004.

This reduction is a result of the application of instructions CVM 319 and 349 as from December 2004 at CPFL Paulista and CPFL Piratininga, generating a reflex premium for their respective controllers (CPFL Energia and CPFL Paulista), which in turn was amortized as a financial expense. The current amortization balance refers to the goodwill amortization of RGE.

  CCC and CDE Subsidies

CCC and CDE subsidies totaled R$ 192.1 million for the 4Q05 and R$ 665.3 million in 2005, respective increases of 52.4% and 52.6%, due to contribution adjustments.

These costs are determined by the regulatory body ANEEL and their impact is neutralized on the balance sheet due to the CVA registry mechanism which compensates the shortfall in the subsequent tariff readjustment.

  Registered Adjustments in the 4Q05

1. Energy Efficiency Program and R&D

Due to changes in accounting criteria for the programs of Energy Efficiency and R&D caused by the application of resolution ANEEL nº 176 of December 15th 2005, as from 4Q05 these registries will now be accounted for in the act of billing and not at implementation, which will generate the following modifications:

i.	Non-recourse effect of previous adjustments: Reduction of R$ 74.9 million in consolidated net worth and in the equity equivalence of the holding company CPFL Energia;

ii.	Adjustments for financial year 2005: Increase of R$ 52.1 million in Other Operational Expenses.

2. RTE(*) and Free Energy Losses

The stipulated time frame to realize RTE assets, which was 72 months for CPFL Paulista and 61 months for CPFL Piratininga as from January 2002 will not be sufficient for the recovery of registered assets, and for this reason provision has been made for losses amounting to R$ 84.9 million in 2005, accounted for as operational expenses.

As with RTE, RGE and CPFL Geração also constituted an operational expense of R$ 6.9 million as a result of losses in the realization of Free Energy assets.

Therefore, in consideration to the above, an additional operational expense has been acknowledged for 2005 in the amount of R$ 91.8 million.

Currently, RTE is charged on the captive consumer tariffs. However, although considered on the RTE calculation base, consumers who opt for the free market are not charged for this amount. ANEEL has already intimated through the official circular nº 2,218, its intention to levy this fee on free market consumers. If this should occur then the distributors will be able to redeem the funds reserved.

OPERATING COSTS / EXPENSES - R$ (thousand)	4Q05	4Q04	Var.%	2005	2004	Var.%

Manageable costs	237,199	214,600	10.5	837,211	789,412	6.1
Private Pension Fund	22,410	8,646	159.2	89,637	150,630	(40.5)
Depreciation and Amortization	77,089	73,929	4.3	302,631	277,327	9.1
Incorporated Goodwill Amortization	2,038	(47,969)	(104.2)	8,148	10,583	(23.0)
Subsidies CCC/CDE	192,068	126,011	52.4	665,296	435,913	52.6
Losses RTE/Free Energy	91,806	-	-	91,806	-
Energy Efficiency Program Adjustments	52,071	-	-	52,071	-

TOTAL	674,681	375,217	79.8	2,046,800	1,663,865	23.0

(*) Extraordinary Tariff Recomposition

Income from Electric Energy Service

The results for income from electric energy service in 4Q05 totaled R$ 394.4 million and R$ 1,760.2 million for 2005, representing respectively a reduction of 19.2% and an increase of 38.8% . The positive evolution in 2005 is owed to the following factors:

•	Increase in revenue:

	i.	Increase in total electricity billing and revenue from TUSD;

	ii.	Tariff adjustments of the distributors and generators.

•	Control of operational expenses:

	i.	Reduction of goodwill amortization costs incorporated from CPFL Paulista and CPFL Piratininga, due to the application of instructions CVM 319 and 349;

	ii.	Active administration of manageable costs.

The reduction in the income from electric energy service observed in 4Q05 was a result of the increase in expenses/costs with the private pension fund, together with the increase in other operational costs generated by the non-recourse register in 4Q05 related to RTE and Free Energy losses.

EBITDA

Consolidated EBITDA was R$ 488.6 million in 4Q05 and R$ 2.120 billion in 2005, which corresponds to a reduction of 5.1% and an increase of 26.1%, respectively.

The 26.1% increase over 2005 is due basically to the growth of 14.2% in revenue, without the equivalent increase in costs, as can be seen in the graph below. The negative variation of 5.1% in the 4Q05 can be attributed to the non-recourse adjustments of R&D, RTE and Free Energy considered as operational expense.

(1)	Includes minority stake and non-operating results (2) Considers personnel, material, outsourced services and other expenditures
(3)	Refers to Energy Efficiency Program, R&D, RTE and Free Energy

EBITDA is a calculation made from the sum of net income, taxes net financial result of interest on capital, depreciation, amortization, private pension fund and other adjustments relating to extraordinary items and non-recourse transactions when applicable.

EBITDA - R$ (thousand)	4Q05	4Q04	Var.%	2005	2004	Var.%

Net Income	380,717	160,084	137.8	1,021,278	278,919	266.2
+ Income and Social Contribution Taxes	(33,952)	107,823	(131.5)	336,333	252,734	33.1
+ Depreciation and Amortization	79,127	25,960	204.8	310,779	287,910	7.9
+ Private Pension Fund	22,410	8,646	159.2	89,637	150,630	(40.5)
+ Net Financial Expenses from Revenues	32,142	203,006	(84.2)	329,260	677,185	(51.4)
+ Extraordinary Item (Instruction CVM nº 371/2000)	8,139	9,258	(12.1)	32,559	33,655	(3.3)

TOTAL	488,583	514,777	(5.1)	2,119,846	1,681,033	26.1

Financial Result

The financial result, composed of a net financial expense of R$ 141.4 million for 4Q05 and R$ 329.3 million over 2005, demonstrated respective reductions of 63.4% and 51.4% . These reductions can be attributed to the following factors:

i.	The reduction of financial expenses, net of interest on capital, of 25.5% in the 4Q05 and 18.3% in 2005, justified by the reduction of indebtedness, change of debt profile and improvements in some macroeconomic indicators;

ii.	The increase in financial revenues of 67.1% in the 4Q05 and 33.6% in 2005 , basically as a result of earnings from financial investments provided by the operational generation of available cash. Moreover, the increase registered in the 4Q05 can also be attributed to the additional financial revenue of R$ 62.1 million due to the change in remuneration methodology of RTE and Free Energy assets as detailed below.

  Update of RTE and Free Energy:

In accordance with the ANEEL directive nº 2,212, of December 2005, and nº 74, of January 2006, the distributors CPFL Paulista and CPFL Piratininga started to remunerate 90% of RTE assets by the monthly index Selic + 1% p.a., whereas the previous rate was Selic of BACEN +1% p.a. The remaining 10% will continue to be remunerated by Selic of BACEN.

This adjustment of the RTE will generate consolidated financial revenue of R$ 56.0 million due to the increase of RTE assets in 4Q05.

The same criteria of remuneration were also established for the assets of Free Energy registered at CPFL Geração and RGE, generating additional consolidated financial revenue of R$ 6.1 million.

Financial revenue created by this criteria adjustment totalized R$ 62.1 million for the group.

Net Income

The net income of R$ 380.7 million for the 4Q05 and R$ 1.021 billion in 2005, represented increases of 137.8% and 266.2% respectively, and were a direct consequence of EBITDA increase combined with the noted improvement in the financial results as can be noticed in the graph bellow.

(1)	Includes Interest on Capital and Goodwill Amortization
(2)	Private Pension Fund, Income and Social Contribution Taxes and Reversal of Interest on Capital

It’s important to mention the registry of R$ 72 million at CPFL Energia which refers to the constitution of fiscal credits stemming from the perspective of future generation of income tax and social contribution.

INDEBTEDNESS

The group financial debt showed a reduction of 1.3% at the end of 2005, compared to the same period of the previous year, totaling R$ 4.9 billion.

Emphasis should be given to the improvement of the debt profile. The actions initiated in early 2004 permitted an improvement in the main indicators, including cost reduction.

This positive evolution contributed to the elevation of the company rating to BrA+ as analysed by Standard & Poors and divulged in January 2006.

In December 2004, BNDES approved the participation of CPFL Paulista and CPFL Piratininga in the program of expansion and modernization of the electric system (FINEM), enabling access to credits of R$ 241 million and R$ 89 million respectively, indexed to the TJLP on 6 year terms. In 2005, CPFL Paulista obtained the first three installments totaling R$ 139 million. Over the same period four installments were released for CPFL Piratininga totaling R$ 66 million.

In April 2005 ENERCAN, a company in which CPFL Geração owns 48.72% stock, received the approval for a US$ 75 million loan from the Interamerican Development Bank (BID), for the purpose of financing the Campos Novos Hydroelectric plant. Of the total contracted, two installments have been released totaling US$ 60 million.

In December 2005 CPFL Piratininga received a R$ 300 million short term credit line indexed by CDI. This loan was liquidated in February 2006 with part of the funds raised from the emission of R$ 400 million in subordinated debentures with a five year maturity. The instrument will yield 104% of the CDI and should be amortized in two installments, the first being on January 1, 2010 and the second on January 1, 2011.

The company RGE closed the year 2005 with financial debt of R$ 633 million, practically stable in relation to the consolidated financial debt balance of 2004. Of the R$ 284 millions released in new loans in 2005, the emission of R$ 230 million in debentures stands out, which permits the extension of the debt profile. This emission was made in two stages; the first in the amount of R$ 204 million, indexed to CDI and due April 2009, and another in the amount of R$ 26 million indexed to IGP-M, due April 2011.

LOANS AND FINANCINGS - 2005 (R$ thousand)

		PRINCIPAL
	CHARGES	SHORT TERM	LONG TERM	TOTAL

LOCAL CURRENCY
BNDES - Repotencialization	85	3,717	14,091	17,893
BNDES - Investment	7,297	73,963	1,002,277	1,083,537
BNDES - RTE, Tranche "A" and Free Energy	2,069	237,451	394,419	633,939
BNDES - CVA Resolution 116	784	92,642	-	93,426
FIDC	30,535	64,033	5,699	100,267
BRDE	-	16,044	-	16,044
Furnas Centrais Elétricas S.A.	-	-	99,384	99,384
Financial Institutions	3,622	69,081	112,953	185,656
Others	553	33,509	19,786	53,848
Subtotal	44,945	590,440	1,648,609	2,283,994

FOREIGN CURRENCY
IFC	-	-	-	-
Floating Rate Notes	578	244,369	-	244,947
Trade Finance	-	-	-	-
BID	690	-	68,428	69,118
Financial Institutions	1,718	363,206	90,428	455,352
Subtotal	2,986	607,575	158,856	769,417

DEBENTURES
CPFL Paulista	84,148	150,710	987,083	1,221,941
RGE	6,958	379	154,258	161,595
SEMESA	3,842	121,681	360,146	485,669
BAESA	-	722	55,112	55,834
	94,948	273,492	1,556,599	1,925,039
TOTAL	142,879	1,471,507	3,364,064	4,978,450

As noted in previous periods, the improvement in debt profile is also a consequence of index composition such as the increase of debt harnessed to the TJLP originated from the release of funds from FINEM and financings obtained for plant construction, a reduction in exposure to CDI owing to relevant amortizations at the distributors of R$ 354 million related to the loan from BNDES which refers to RTE/CVA, the amortizations at CPFL Paulista of R$ 151 million with reference to debentures and finally the amortizations of R$ 152 million, relating to the Floating Rate Notes.

The balance of adjusted net debt calculated as total debt (loans and financing plus private pension fund cost) excluding regulatory assets / CVA and available cash flow, showed a decrease of 0.6% in 2005, totaling R$ 3,705 million. The relationship net debt/EBITDA evolved positively, falling to 1.7 at the end of 2005, against 2.3 in the previous year.

R$ (thousand)	2005	2004	Var.%

Total Debt (1)	(5,892,841)	(5,944,792)	0.9
+ Regulatory Assets and Liabilities / CVA	1,158,411	1,398,899	20.8
+ Available Funds	1,029,241	817,724	(20.6)

= ADJUSTED NET DEBT	(3,705,189)	(3,728,169)	0.6

(1) Financial Debt + Private Pension Fund (Fundação CESP)

CAPEX

In 2005 the CPFL Group invested R$ 626.5 million for the maintenance and expansion of business, of which R$ 368 million went to distribution, R$ 3.5 million to commercialization and R$ 254.9 million for generation.

The main investments made by CPFL Energia over the last years have been concentrated on the following items:

  Distribution Segment: R$ 202 million was invested in distribution mainly on expansion of the electrical system to accompany the consumer market growth of 141,000 customers in 2005. Additionally, R$ 166 million was invested in maintenance and improvements of the electric system, operational infrastructure, operational support systems and in the R&D program. This year should highlight the conclusion of the implantation of the project GIS-D, Integrated Management of the Distribution System, to give support for distribution activity processes, and also the restructuring and modernization of customer service channels at CPFL Piratininga.
  Commercialization Segment: The improvement of management systems and risk portfolio;
  Generation Segment: Investments were made principally for the construction projects – Complexo Ceran. Barra Grande, Campos Novos, (R$ 244 million), and other investments (R$ 11 million), which covers the acquisition of four PCH’s in Rio Grande do Sul and the repowering of PCH Gavião Peixoto.

During the next 5 years CPFL Energia has plans to invest R$ 3.5 billion, of which 83% is earmarked for expansion.

PERFORMANCE OF BUSINESSES UNITS

Distribution Segment

Gross Revenue

Gross operating revenue totaled R$ 2.7 billion in 4Q05 and R$ 10.1 billion in 2005, an increase of 10.2% and 11.4% respectively. Among the main contributing factors for this performance were the distributor tariff adjustments and revisions - CPFL Paulista and RGE with respective gains of 17.74% (1) and 21.93%, in April 2005 and CPFL Piratininga with 1.54% (2) in October 2005, besides the revenue increase for the use of the electricity network (TUSD) of 108.2% for the 4Q05 and 118.0% in 2005.

(1)	In July, ANEEL acknowledged the right to an additional 1.01% on the IRT

(2)	PIS/COFINS already excluded

Furthermore, the reduction of commercial losses at CPFL Paulista and CPFL Piratininga which are now at the levels of 2.61% and 1.80% respectively have contributed to additional revenue of R$ 78 million in 2005.

The increase in revenue would have been higher, had it not been for some captive customers migrating to the category of free customers, which provoked a drop in industrial class sales of 23.9% for the 4Q05 and 20.7% over 2005, with the consequent reduction of sales volume of 7.7% in 4Q05 and 6.2% in 2005.

Sales Comparison

DISTRIBUTION SEGMENT - GWh	4Q05	4Q04	Var.%	2005	2004	Var.%

Residential	2,242	2,114	6.1	8,783	8,302	5.8
Industrial	2,894	3,805	(23.9)	11,956	15,082	(20.7)
Commercial	1,378	1,303	5.8	5,301	4,916	7.8
Rural	469	439	6.8	1,730	1,619	6.9
Others	827	799	3.5	3,249	3,144	3.3

TOTAL	7,810	8,460	(7.7)	31,019	33,063	(6.2)

Owing to the evolution of verified sales over the period, the customer mix of the consolidated group was subjected to alterations, including in the decrease in the participation of the industrial class from 45.6% in 2004 to 38.5% in 2005, in compensation there was an increase in the other classes.

In the distribution segment, the migration of customers to the free market has had its effect partially compensated in the final balance due to the extra revenue generated from TUSD of R$ 138.7 million in the 4Q05 and R$ 472,6 million in 2005, respective increases of 108.2% and 118%.

The energy consumed by free customers in the distributor’s concession area totaled 1,934 GWh in the 4Q05 and 7,013 GWh in 2005, representing an increase of 90.0% and 113.3%, respectively.

Sales Comparison TUSD(1)

DISTRIBUTION SEGMENT - GWh	4T05	4T04	Var.%	2005	2004	Var.%

Residential	-	-	-	-	-	-
Industrial	1,889	984	92.0	6,848	3,164	116.5
Commercial	25	20	25.6	92	70	31.2
Rural	-	-	-	-	-	-
Others	20	14	41.9	73	54	35.0

TOTAL	1,934	1,018	90.0	7,013	3,288	113.3

(1) With calendar Adjustment

Considering the consolidated sales(1) in the group distributor’s concession area (captive customers + free customers), the increase in sales would be 2.1% in the 4Q05 and 4.6% in 2005.

•     Distributors readjustments and tariff revisions

COMPANY	% REVISION	STATUS	APROVED	% IRT (1)	APROVED

CPFL Paulista	20.29	Definitive	April/2005	17.74(2)	April/2005

RGE	14.40	Definitive	April/2004	21.93	April/2005

CPFL Piratininga	9.67	Definitive	October/2005	1.54(3)	October/2005

(1)	Net effect of the tarifary revision and adjustments

(2)	In April 8, 2005: 17.74% plus adjustment of 1.01% aproved by ANEEL in July/05.

(3)	PIS/COFINS already excluded

In consequence of the total liabilities generated at CPFL Piratininga by the tariff revision of 2003, definitively approved in October 2005, a loss of R$ 3.1 million in the 4Q05 and R$ 31.8 million in 2005 was acknowledged.

EBITDA

EBITDA for the distribution segment was R$ 352.9 million in the 4Q05 and R$ 1.595 billion in 2005, presenting a reduction of 17.5% and an increase of 23.2% respectively. This annual performance can be attributed to the following factors:

i.	Distributor tariff readjustments;

ii.	Revenue gains from TUSD;

iii.	Control of manageable costs.

The reduction of 17.5% in the 4Q05 was basically caused by the non-recourse adjustments of operational expenses in the distributors relating to the provision of funds for the “Electrical Sector Program of Research and Development” and losses to the aforementioned RTE and Free Energy.

Net Income

Consolidated net income for the distribution segment reached R$ 254.7 million in the 4Q05 and R$ 755.8 million in 2005, registering growth of 15.9% and 134% respectively.

Main Economic and Financial Data for Distribution Companies

4Q05 vs. 4Q04

ECONOMIC-FINANCIAL DATA (*)	CPFL PAULISTA			CPFL PIRATININGA			RGE

R$ (thousand)	4Q05	4Q04	Var.%	4Q05	4Q04	Var.%	4Q05	4Q04	Var.%

Gross Revenue	1,589,569	1,419,561	12.0	679,067	676,788	0.3	582,290	472,135	23.3
EBITDA	232,535	272,619	(14.7)	89,053	97,163	(8.3)	43,397	89,948	(51.8)
Net Income	222,934	219,722	1.5	70,785	44,456	59.2	58,606	6,538	796.4

(*) Considering 100% of RGE

2005 vs. 2004

ECONOMIC-FINANCIAL DATA (*)	CPFL PAULISTA			CPFL PIRATININGA			RGE

R$ (thousand)	2005	2004	Var.%	2005	2004	Var.%	2005	2004	Var.%

Gross Revenue	5,979,161	5,269,334	13.5	2,642,252	2,519,058	4.9	2,208,404	1,908,764	15.7
EBITDA	1,004,457	849,689	18.2	421,252	272,276	54.7	272,379	273,692	(0.5)
Net Income	724,101	323,050	124.1	232,593	93,154	149.7	113,660	30,752	269.6

(*) Considering 100% of RGE

The performance indicators DEC and FEC of the group distributors in 2005, reflect their operational efficiency and the quality of the market in which they operate, achieving rates well above the average for Brazil, as can be observed in the table below

Commercialization Segment

Gross Revenue

Gross revenue of CPFL Brasil reached R$ 407.2 million in the 4Q05 and R$ 1.420 billion in 2005, showing respective growth 67.4% and 59.1%, mostly generated by growth in sales to free customers and other concessionaires.

The performance of CPFL Brasil on the free market demonstrates its effectiveness, with the conquest of 86 free customers and winning market share of 27%.

Comparison of End-Customers – CPFL Brasil

COMMERCIALIZATION SEGMENT - GWh	4Q05	4Q04	Var.%	2005	2004	Var.%

Residential	-	-	-	-	-	-
Industrial (*)	2,192	1,021	114.7	6,761	3,136	115.6
Commercial	8	5	46.0	28	20	40.2
Rural	-	-	-	-	-	-
Others	22	14	54.4	73	54	35.7

TOTAL	2,222	1,040	113.6	6,862	3,209	113.8

(*) Includes bilateral contracts

EBITDA

The EBITDA of CPFL Brasil was R$ 61.0 million in the 4Q05 and R$ 224.7 million in 2005, presenting respective increases of 58.3% and 47.6%, due mainly to the growth of energy commercialization and the aggregation of services rendered.

Net Income

CPFL Brasil obtained a net income of R$ 41.5 million for the 4Q05 and R$ 153.8 million for 2005, showing growth of 61.4% and 51.2%, respectively.

Generation Segment

Gross Revenues

Gross operational revenues of CPFL Geração reached R$ 116.1 million in 4Q05 and R$ 435.9 million in 2005, growth of 33.0% and 31.8% respectively. This variation is the result of the following factors:

i.	Generation of 80 GWh at Monte Claro Plant in the 4Q05 and 333 GWh in 2005, generating revenue growth of R$ 12.3 million in 4Q05 and R$ 40.7 million in 2005 respectively;

ii.	Operational start-up of the Barra Grande facility on November 1st 2005, generating an additional 73 GWh in 4Q05 and subsequent revenue of R$ 7.5 million;

iii.	Increase of energy sales of CPFL Centrais Elétricas by 25 GWh in 2005 representing respective added revenue of R$ 15.1 million;

iv.	Readjustments in bilateral contracts between CPFL Paulista and CPFL Centrais Elétricas of 11.12%, in April 2005, and a further 12.42% in the contract between SEMESA and FURNAS, in January 2005.

EBITDA

The EBITDA of CPFL Geração totaled R$ 86.7 million in the 4Q05 and R$ 345.1 million in 2005, registering increases of 16.9% and 22.3% respectively. These variations are due mainly by the start-up of the Monte Claro Plant in December 2004, which generated an EBITDA of R$ 28.1 million in 2005 and the coming on-line of the Barra Grande Plant on November 1st 2005, which generated an EBITDA of R$ 5.2 million in 2005.

Net Income

Net income for the generation segment totaled R$ 30.1 million in the 4Q05 and R$ 117.2 million in 2005, increases of 60.6% and 64.9% .

Generation Projects Schedule

To give continuity to developments since the start-up of commercial operations of the Monte Claro Plant in December 2004, the first of three hydroelectric plants in the CERAN Complex, the following events highlight the progress in relation to the schedule of the projects:

i.	Operational start-up of the Barra Grande Plant on November 1st 2005, with the first turbine commercially operational. The second unit came on-line in early February 2006 and the last should be operational by April 30th 2006;

ii.	The filling of the reservoir Campos Novos was initiated in October 2005. The commercial start-up of the first turbine is forecast for the 1st. quarter of 2006, with 91% of secured power;

iii.	The forecast for commercial operation of the first unit of the Castro Alves hydroelectric plant is in 2007 and will represent 63% of secured power. The first unit of the 14 de Julho Plant is forecast for 2008 and will represent 93% of secured power.

Both plants are part of the CERAN Complex;

iv.	Start of construction of the Foz do Chapecó hydroelectric plant is forecast for the 4Q06 with commercial operations envisioned for 2010.

With the start-up of commercial operations of the Barra Grande and Campos Novos Plants, CPFL Geração will have increased its installed capacity by 65% between 2005 and 1H06, with a further 33% by 2010.

Investor Relations:

José Antônio de Almeida Filippo – IRO
Vitor Fagá de Almeida – IRM	E-mail:	Phone: (55 19) 3756-6083
Alessandra Munhoz Andretta – Coordinator	ri@cpfl.com.br
Silvia Emanoele P. de Paula - Coordinator
Adriana M. Sarinho Ribeiro		Facsimile: (55 19) 3756-6089
Edilaine Tracci
Juan Diego Melcón
Luis Fernando Castro de Abreu
Thiago Piffer

ri.cpfl.com.br

CPFL Energia is one of the largest private companies in the distribution, generation and commercialization of electric energy in Brazil. CPFL is the only private company in the Brazilian electric energy sector that adopted the best corporate governance practices BOVESPA – Novo Mercado and also has a Level-3 ADR in NYSE - New York Stock Exchange. Our strategy is focused on the improvement of operating efficiency, on the conclusion of current generation projects and pursuing new ones, on expanding and strengthening the commercialization business, developing new value-added products and services, and on strategically positioning the company to benefit from the sector consolidation, taking advantage of our experience in integrating and restructuring other operations.

CPFL Energia S.A.
Balance Sheets as of December 31, 2005 and 2004
(in thousands of Brazilian Reais)

	Parent Company		Consolidated

ASSETS	2005	2004	2005	2004

CURRENT ASSETS
Cash and Banks	249,452	186,385	1,029,241	817,724
Consumers, Concessionaires and Licensees	-	-	1,803,072	1,572,487
Dividends and Interest on Equity	515,494	387,387	-	-
Other Receivables	-	115	62,141	68,944
Financial Investments	22,923	-	22,923	-
Recoverable Taxes	60,369	48,838	188,772	174,663
Allowance for Doubtful Accounts	-	-	(54,361)	(50,420)
Material and Supplies	-	-	9,203	7,575
Deferred Tariff Costs Variations	-	-	486,384	463,928
Prepaid Expenses	-	-	58,014	9,425
Derivative Contracts	1,124	-	3,644	-
Other Credits	400	-	161,258	158,339

	849,762	622,725	3,770,291	3,222,665

NONCURRENT ASSETS
Consumers, Concessionaires and Licensees	-	-	416,268	582,290
Other Receivables	-	-	84,812	125,259
Escrow Deposits	-	-	224,100	145,396
Financial Investments	107,681	-	108,531	850
Recoverable Taxes	2,787	-	77,324	33,551
Deferred Taxes	72,000	-	1,118,441	1,055,675
Deferred Tariff Costs Variations	-	-	510,277	580,232
Prepaid Expenses	-	-	38,187	49,186
Other Credits	-	-	167,235	97,700

	182,468	-	2,745,175	2,670,139

PERMANENT ASSETS
Investments	4,298,189	3,754,635	3,095,162	2,841,132
Property,Plant and Equipment	137	-	4,841,766	4,414,917
Special Obligation linked to the Concession	-	-	(640,997)	(588,053)
Deferred Charges	204	-	40,045	57,321

	4,298,530	3,754,635	7,335,976	6,725,317

TOTAL ASSETS	5,330,760	4,377,360	13,851,442	12,618,121

CPFL Energia S.A.
Balance Sheets as of December 31, 2005 and 2004
(in thousands of Brazilian Reais)

	Parent Company		Consolidated

LIABILITIES	2005	2004	2005	2004

CURRENT LIABILITIES
Suppliers	1,908	6,831	782,233	663,857
Payroll	-	-	1,932	3,792
Accrued Interest on Debts	-	3,556	47,931	39,748
Accrued Interest on Debentures	-	-	94,948	98,490
Loans and Financing	-	10,618	1,198,015	864,573
Debentures	-	-	273,492	257,502
Employee Pension Plans	-	-	121,048	100,530
Regulatory Charges	-	-	30,945	61,504
Taxes and Social Contributions Payable	16,625	4,489	474,960	409,474
Employee Profit Sharing	-	-	6,768	5,284
Dividends and Interest on Equity	482,211	140,147	489,263	158,644

Due to Related Parties	-	58	54	-
Accrued Liabilities	8	7	29,490	25,935
Deferred Tariff Gains Variations	-	-	262,764	148,536
Derivative Contracts	-	2,934	39,928	43,056
Other	63	2	285,511	116,318

	500,815	168,642	4,139,282	2,997,243

LONG-TERM LIABILITIES

Suppliers	-	-	201,982	229,874
Loans and Financing	-	95,558	1,807,465	2,144,341
Debentures	-	-	1,556,599	1,640,705
Employee Pension Plans	-	-	793,343	798,903
Taxes and Social Contributions Payable	-	-	31,110	86,503
Reserve for Contingencies	8,533	-	376,510	304,036
Deferred Tariff Gains Variations	-	-	11,976	47,209
Derivative Contracts	25,364	17,178	29,635	44,696
Other	-	-	107,492	91,611

	33,897	112,736	4,916,112	5,387,878
NON-CONTROLLING SHAREHOLDERS'
INTEREST	-	-	-	137,018

SHAREHOLDERS' EQUITY
Capital	4,734,790	4,082,036	4,734,790	4,082,036
Treasury Shares	(8)	-	(8)	-

Profit Reserves	61,266	13,946	61,266	13,946

	4,796,048	4,095,982	4,796,048	4,095,982

TOTAL LIABILITIES	5,330,760	4,377,360	13,851,442	12,618,121

CPFL Energia S.A.
Income Statement for the Fourth Quarters and Years ending 2005 and 2004
(In Thousands of Brazilian Reais)

Information (Consolidated - R$ thousands)	4Q05	4Q04	Var.%	2005	2004	Var.%

GROSS REVENUES	2,891,256	2,552,206	13.3%	10,907,058	9,548,670	14.2%
Electricity Sales to Final Consumers	2,575,451	2,355,769	9.3%	9,841,134	8,869,117	11.0%
Electricity Sales to Distributors	136,010	79,271	71.6%	460,129	310,314	48.3%
Other Revenues	179,795	117,166	53.5%	605,795	369,239	64.1%
DEDUCTIONS FROM OPERATING REVENUES	(831,084)	(723,429)	14.9%	(3,168,146)	(2,812,417)	12.6%
NET OPERATING REVENUES	2,060,172	1,828,777	12.7%	7,738,912	6,736,253	14.9%
COST OF ENERGY	(990,554)	(964,708)	2.7%	(3,931,951)	(3,804,310)	3.4%
Electric Energy Purchased for Resale	(802,628)	(770,750)	4.1%	(3,174,765)	(3,125,752)	1.6%
Electricity Network Usage Charge	(187,926)	(193,958)	-3.1%	(757,186)	(678,558)	11.6%
OPERATING COSTS/EXPENSES	(674,681)	(375,217)	79.8%	(2,046,800)	(1,663,865)	23.0%
Personnel	(82,640)	(72,269)	14.4%	(315,764)	(293,252)	7.7%
Private Pension Fund	(22,410)	(8,646)	159.2%	(89,637)	(150,630)	-40.5%
Material	(13,500)	(16,594)	-18.6%	(49,196)	(44,956)	9.4%
Outsourced Services	(77,441)	(75,090)	3.1%	(260,257)	(241,848)	7.6%
Depreciation and Amortization	(77,089)	(73,929)	4.3%	(302,631)	(277,327)	9.1%
Merged Goodwill Amortization	(2,038)	47,969	-104.2%	(8,148)	(10,583)	-23.0%
Fuel Consumption Account	(113,702)	(70,781)	60.6%	(392,454)	(251,403)	56.1%
Enery Development Accout	(78,366)	(55,230)	41.9%	(272,842)	(184,510)	47.9%
Other	(207,495)	(50,647)	309.7%	(355,871)	(209,356)	70.0%
SERVICE INCOME	394,937	488,852	-19.2%	1,760,161	1,268,078	38.8%
FINANCIAL INCOME (EXPENSE)	(141,437)	(206,475)	-31.5%	(519,811)	(683,834)	-24.0%
Net Income Expenses	(32,142)	(203,006)	-84.2%	(329,260)	(677,185)	-51.4%
Interest on Equity	(109,295)	(3,469)	3050.6%	(190,551)	(6,649)	2765.9%
OPERATING INCOME	253,500	282,377	-10.2%	1,240,350	584,244	112.3%
NON-OPERATING INCOME	1,373	4,153	-66.9%	(360)	(4,415)	-91.8%
Income	2,574	10,196	-74.8%	10,508	14,935	-29.6%
Expense	(1,201)	(6,043)	-80.1%	(10,868)	(19,350)	-43.8%
INCOME BEFORE TAXES	254,873	286,530	-11.0%	1,239,990	579,829	113.9%
Social Contribution	4,993	(21,740)	-123.0%	(92,372)	(59,620)	54.9%
Income tax	28,959	(86,083)	-133.6%	(243,961)	(193,114)	26.3%
INCOME BEFORE EXTRAORDINARY ITEM
AND REVERSAL OF INTEREST	288,825	178,707	61.6%	903,657	327,095	176.3%
Extraordinary Item Net of Tax Effects	(8,139)	(9,258)	-12.1%	(32,559)	(33,655)	-3.3%
Non-Controlling Shareholders Interest	(9,264)	(12,834)	-27.8%	(40,371)	(21,170)	90.7%
Reversal of Interest on Equity	109,295	3,469	3050.6%	190,551	6,649	2765.9%
NET INCOME	380,717	160,084	137.8%	1,021,278	278,919	266.2%

Companhia Paulista de Força e Luz
Income Statement for the Fourth Quarters and Years ending 2005 and 2004
(In Thousands of Brazilian Reais)

Information (Consolidated - R$ thousands)	4Q05	4Q04	Var.%	2005	2004	Var.%

GROSS REVENUES	2,657,302	2,411,066	10.2%	10,100,690	9,066,637	11.4%
DEDUCTIONS FROM OPERATING REVENUE	(790,731)	(704,491)	12.2%	(3,030,305)	(2,753,554)	10.1%
NET REVENUES	1,866,571	1,706,575	9.4%	7,070,385	6,313,083	12.0%
COST OF ELECTRIC ENERGY	(966,677)	(972,849)	-0.6%	(3,898,783)	(3,865,295)	0.9%
Energy Purchased for Resale	(779,769)	(779,813)	0.0%	(3,144,369)	(3,188,408)	-1.4%
Electricity Network Usage Charge	(186,908)	(193,036)	-3.2%	(754,414)	(676,887)	11.5%
GROSS OPERATING INCOME	899,894	733,726	22.6%	3,171,602	2,447,788	29.6%
OPERATING COSTS/EXPENSES	(639,256)	(335,832)	90.3%	(1,936,773)	(1,550,465)	24.9%
Personnel	(77,159)	(68,025)	13.4%	(295,805)	(278,074)	6.4%
Private Pension Fund	(22,116)	(10,844)	103.9%	(88,463)	(148,122)	-40.3%
Material	(12,501)	(11,780)	6.1%	(46,072)	(38,509)	19.6%
Outsourced Services	(65,136)	(55,667)	17.0%	(224,916)	(202,321)	11.2%
Depreciation and Amortization	(67,735)	(66,572)	1.7%	(268,674)	(248,554)	8.1%
Merged Goodwill Amortization	(2,038)	47,969	-104.2%	(8,148)	(10,583)	-23.0%
Fuel Consumption Account	(113,702)	(70,781)	60.6%	(392,454)	(251,403)	56.1%
Energy Development Account	(78,366)	(55,389)	41.5%	(272,842)	(184,510)	47.9%
Others	(200,503)	(44,743)	348.1%	(339,399)	(188,389)	80.2%
INCOME FROM ELECTRIC ENERGY SERVICE	260,638	397,894	-34.5%	1,234,829	897,323	37.6%
FINANCIAL INCOME	(83,810)	(154,674)	-45.8%	(356,229)	(500,451)	-28.8%
Financial Income	183,397	111,382	64.7%	495,349	384,696	28.8%
Financial Expense	(174,958)	(200,044)	-12.5%	(674,720)	(763,845)	-11.7%
Net Expenses on Revenue	8,439	(88,662)	-109.5%	(179,371)	(379,149)	-52.7%
Interest on Equity	(92,249)	(66,012)	39.7%	(176,858)	(121,302)	45.8%
OPERATING INCOME	176,828	243,220	-27.3%	878,600	396,872	121.4%
NON-OPERATING INCOME	1,415	1,344	5.3%	277	(7,493)	-103.7%
Income	2,547	4,959	-48.6%	10,418	9,192	13.3%
Expense	(1,132)	(3,615)	-68.7%	(10,141)	(16,685)	-39.2%
INCOME BEFORE TAXES AND EXTRAORDINARY ITEM	178,243	244,564	-27.1%	878,877	389,379	125.7%
Social Cotribution	(2,122)	(14,108)	-85.0%	(69,549)	(33,136)	109.9%
Income Tax	(4,570)	(66,392)	-93.1%	(192,793)	(118,644)	62.5%
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM	171,551	164,064	4.6%	616,535	237,599	159.5%
Extraordinary item net of tax effects	(8,078)	(9,203)	-12.2%	(32,314)	(33,439)	-3.4%
INCOME (LOSS) BEFORE NON-CONTROLLING
SHAREHOLDERS INTEREST	163,473	154,861	5.6%	584,221	204,160	186.2%
Non-Controlling Shareholders Interest	(1,070)	(1,151)	-7.0%	(5,260)	(2,412)	118.1%
Reversal of Interest on Equity	92,249	66,012	39.7%	176,858	121,302	45.8%
NET INCOME	254,652	219,722	15.9%	755,819	323,050	134.0%

CPFL Comercialização Brasil S.A.
Income Statement for the Fourth Quarters and Years ending 2005 and 2004
(In Thousands of Brazilian Reais)

Information (R$ thousands)	4Q05	4Q04	Var.	2005	2004	Var.

GROSS REVENUES	407,193	243,289	67.4%	1,419,805	892,569	59.1%
Electricity Sales to Final Customers	97,596	53,835	81.3%	358,633	175,948	103.8%
Electricity Sales to Distributors	304,353	180,942	68.2%	1,046,559	702,704	48.9%
Other Operating Revenues	5,244	8,512	-38.4%	14,613	13,917	5.0%
DEDUCTIONS FROM OPERATING REVENUES	(55,382)	(32,459)	70.6%	(192,377)	(109,914)	75.0%
NET REVENUES	351,811	210,830	66.9%	1,227,428	782,655	56.8%
COST OF ENERGY	(282,661)	(161,984)	74.5%	(975,972)	(606,547)	60.9%
Electric Energy Purchased for Resale	(282,640)	(161,520)	75.0%	(975,516)	(605,544)	61.1%
Electricity Network Usage Charge	(21)	(464)	-95.5%	(456)	(1,003)	-54.5%
OPERATING COSTS/EXPENSES	(8,224)	(10,353)	-20.6%	(26,820)	(23,879)	12.3%
Personnel	(1,920)	(1,210)	58.7%	(6,691)	(4,013)	66.7%
Material	(780)	(4,505)	-82.7%	(2,378)	(5,401)	-56.0%
Outsourced Services	(4,423)	(4,717)	-6.2%	(13,944)	(13,261)	5.2%
Depreciation and Amortization	(31)	(21)	47.6%	(100)	(80)	25.0%
Others	(1,070)	100	-1170.0%	(3,707)	(1,124)	229.8%
SERVICE INCOME	60,926	38,493	58.3%	224,636	152,229	47.6%
FINANCIAL INCOME	1,457	449	224.5%	7,245	1,950	271.5%
Income	2,885	1,745	65.3%	13,287	7,218	84.1%
Expense	(1,428)	(1,296)	10.2%	(6,042)	(5,268)	14.7%
OPERATING INCOME	62,383	38,942	60.2%	231,881	154,179	50.4%
INCOME BEFORE TAXES	62,383	38,942	60.2%	231,881	154,179	50.4%
Social Contribution	(5,551)	(3,509)	58.2%	(20,703)	(13,893)	49.0%
Income Tax	(15,366)	(9,740)	57.8%	(57,387)	(38,570)	48.8%
NET INCOME	41,466	25,693	61.4%	153,791	101,716	51.2%

CPFL Geração de Energia S.A.
Income Statement for the Fourth Quarters and Years ending 2005 and 2004
(In Thousands of Brazilian Reais)

Information (Consolidated - R$ thousands)	4Q05	4Q04	Var.%	2005	2004	Var.%

GROSS REVENUES	116,101	87,323	33.0%	435,907	330,618	31.8%
Electricity Sales	112,403	80,769	39.2%	429,222	323,469	32.7%
Other Revenues	3,698	6,554	-43.6%	6,685	7,149	-6.5%
DEDUCTIONS FROM OPERATING REVENUES	(11,672)	(3,948)	195.6%	(42,465)	(17,449)	143.4%
NET REVENUES	104,429	83,375	25.3%	393,442	313,169	25.6%
COST OF ENERGY	(3,174)	(1,267)	150.5%	(8,859)	(4,511)	96.4%
Electricity purchased for resale	(2,177)	(809)	169.1%	(6,543)	(3,843)	70.3%
Electricity Network Usage Charge	(997)	(458)	117.7%	(2,316)	(668)	246.7%
OPERATING COSTS/EXPENSES	(24,167)	(15,287)	58.1%	(74,560)	(58,114)	28.3%
Personnel	(3,397)	(3,249)	4.6%	(12,782)	(11,012)	16.1%
Private Pension Fund	(294)	(37)	694.6%	(1,174)	(2,508)	-53.2%
Material	(199)	(234)	-15.0%	(702)	(978)	-28.2%
Outsourced Services	(5,525)	(3,401)	62.5%	(15,823)	(10,066)	57.2%
Depreciation and Amortization	(9,323)	(7,303)	27.7%	(33,857)	(28,693)	18.0%
Others	(5,429)	(1,063)	410.7%	(10,222)	(4,857)	110.5%
SERVICE INCOME	77,088	66,821	15.4%	310,023	250,544	23.7%
FINANCIAL INCOME	(33,004)	(33,938)	-2.8%	(124,859)	(131,242)	-4.9%
Income	24,210	10,621	127.9%	24,210	10,621	127.9%
Expense	(57,214)	(44,559)	28.4%	(149,069)	(141,863)	5.1%
OPERATING INCOME	44,084	32,883	34.1%	185,164	119,302	55.2%
NON-OPERATING INCOME (EXPENSE)	(41)	(16)	156.3%	12	457	-97.4%
Income	28	(2)	-1500.0%	81	471	-82.8%
Expense	(69)	(14)	392.9%	(69)	(14)	392.9%
INCOME BEFORE TAXES	44,043	32,867	34.0%	185,176	119,759	54.6%
Social Contribution	(1,265)	(4,124)	-69.3%	(15,120)	(12,591)	20.1%
Income Tax	(12,610)	(9,948)	26.8%	(52,621)	(35,899)	46.6%
INCOME BEFORE EXTRAORDINARY ITEM	30,168	18,795	60.5%	117,435	71,269	64.8%
Extraordinary Item Net of Tax Effects	(61)	(54)	13.0%	(245)	(216)	13.4%
NET INCOME	30,107	18,741	60.6%	117,190	71,053	64.9%

This report contains forward-looking information. Such information is not only historical facts, but reflects outlook and expectations of CPFL Energia’s management. Words such as “believes”, “may”, “aims”, “estimates”, “continues”, “anticipates”, “intends”, “expects” and other similar words are used to indicate estimates and forecasts. Forward-looking statements and estimates include information related to results and forecasts, strategy, financing plans, market competitive environment, sector’s conditions, potential growth opportunities and effects of future regulations and from competition. Such estimates and forecasts refer only to the moment they were made, and CPFL Energia has no obligation to publicly update or review any of these estimates due to new information available, future events or any other factor. Due to risks and uncertainties, estimates and forward-looking statements in this report may not materialize.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 9, 2006

CPFL ENERGIA S.A.

By: /S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: José Antonio de Almeida Filippo Title: Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.